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November 27, 2012	www.mayerbrown.com

Ms. Rolaine S. Bancroft

Senior Special Counsel

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Nissan Wholesale Receivables Corporation II
Registration Statement on Form S-3 File No. 333-182980

Dear Ms. Bancroft:

On behalf of Nissan Wholesale Receivables Corporation II (the “Depositor”) and in response to the letter (the “Comment Letter”) dated October 9, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 2 to the above captioned Registration Statement on Form S-3. For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 2, which have been marked to show the changes from Amendment No. 1 to the Registration Statement as filed on September 27, 2012, as well as two clean copies of Amendment No. 2 and the related Exhibit filed therewith.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 2.) Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Registration Statement

Material Federal Income Tax Consequences, pages S-63, 86

1.

It appears that the disclosure in the base prospectus and supplemental prospectus are to serve as the tax opinion. However, only portions of these discussions appear to be attributed to counsel. Please revise each “Material Federal Income Tax Consequences” section to indicate that the disclosures in these sections are the

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

    Ms. Rolaine S. Bancroft

    November 27, 2012

opinion of the named counsel or accountant. See section III.B.2. of Staff Legal Bulletin 19.

Response:

We have revised the base prospectus and supplemental prospectus to indicate that the disclosure in the “Material Federal Income Tax Consequences” sections constitute the opinion of Mayer Brown LLP, as special federal tax counsel.

2.	Your use of the term “certain” in the introductory sentence of your discussion on page 86 under “General” may indicate that you have not discussed all material tax consequences arising from the transaction. Please revise this sentence to remove the term “certain.” See section III.C.2. of Staff Legal Bulletin 19.

Response:

We have revised the introductory sentence of the discussion to delete the word “certain.”

3.	Please revise the discussion to identify any applicable Internal Revenue Code provision, regulation or revenue ruling applicable to each U.S. federal income tax consequences discussed.

Response:

We have revised the discussion to identify to identify the material Internal Revenue Code provisions, regulations or revenue rulings applicable to the U.S. federal income tax consequences discussed.

Exhibit 8.1

4.	As noted in comment 1, it appears that the disclosure in the base prospectus and supplemental prospectus are to serve as the tax opinion. Therefore, the opinion filed as Exhibit 8 must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel or accountant. The statement “to the extent that such statements expressly state our opinions or state that our opinion has been or will be provided as to the notes accurately reflect our opinion” appears to qualify that the tax disclosure may not represent the opinion of named counsel. Please confirm that an appropriately unqualified tax opinion will be filed at the time of takedown that clearly indicates that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel or accountant. See section III. B.2. of Staff Legal Bulletin 19.

Response:

Mayer Brown LLP

    Ms. Rolaine S. Bancroft

    November 27, 2012

We have revised the opinion filed as Exhibit 8.1 to remove the qualification and clarify that the tax disclosure constitutes the opinion of Mayer Brown LLP.

Mayer Brown LLP

    Ms. Rolaine S. Bancroft

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312) 701-7776 or the Depositor’s in-house counsel, Sean Caley, at (615) 725-1664. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc: Mark Kaczynski